MASTERWORKS

Courtney Kinsella <ckinsella@masterworks.com>

Launching Now | Günther Förg (△26.1% | $561K)

1 message

Masterworks <support@masterworks.com> Fri, Aug 11, 2023 at 5:11 PM
To: ckinsella@masterworks.com

MASTERWORKS


LAUNCHING NOW
8 of 10
of this artist's auction records
have been set since January 2019
▲26.1%
Annual
Appreciation of
Similar Works[1]

INVEST NOW

Why Do We Like This Painting?

1. **Works similar to this offering have seen a 26.1% Annual Appreciation Rate[1].**


$0.9M
$0.7M
$0.4M
$0.2M
2017
2018
2019
2020
2021
2022
2023

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2 **Similar paintings have performed very well at auction in recent years with notable sales such as "Untitled" (2006), which sold for $859K in 2021, and "Untitled" (2006), which sold for $597K in 2019.**





Sold For $859K

$561K Offering

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3 **Förg is ranked 167th in the top 500 world rankings of best-selling artists at auction. (Source: ArtPrice Turnover 2022)**



4

Förg is representated by powerhouse gallery Hauser & Wirth and has works featured in museums like the MoMA, the Tate Modern, and the SFMoMA.



INVEST NOW

Initial Price Offering is $561,000

More information on the Offering Circular can be found at sec.gov

1. The chart in the email captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Günther Förg with the following criteria: "Spot" paintings on canvas, executed between 2007 and 2009 that measure 50 inches by 50 inches to 120 inches by 120 inches. "Untitled" (2007), was excluded due to its atypical composition. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 084, LLC, an affiliate of the Company, purchased at Phillips, London, Post-War and Contemporary Art Day Sale, held on October 15, 2021 for £615,400 ($846,666). Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to 'Sans Titre" (2007), which sold on December 2, 2020 at Millon & Associés SAS in Paris, "Ohne Titel (Untitled)" (2007), which sold on December 4, 2018 at Bruun Rasmussen in Copenhagen and "Komposition" (2007), which sold on October 4, 2010 at Bruun Rasmussen in Copenhagen. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 26.1% CAGR implied from selected sales occurring from September 9, 2017 to October 14, 2022.